SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

40 BANK STREET CANARY WHARF LONDON E14 5DS TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com November 28, 2014

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Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Louise M. Dorsey, Associate Chief Accountant

Re:	Kenon Holdings Ltd.

Registration Statement on Form 20-F

CIK No. 0001611005

Dear Ms. Dorsey:

We are writing to you on behalf of Kenon Holdings Ltd. (the “Company”) in connection with the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2014 (the “Registration Statement”). The Company originally submitted a draft Registration Statement to the Commission, and Amendments No. 1 and 2 thereto, each on a confidential basis on June 19, 2014, August 13, 2014 and September 16, 2014, respectively (in each case, in accordance with the staff of the Division of Corporate Finance of the Commission (the “Staff”)’s guidance on non-public submissions from foreign private issuers).

As described in the Registration Statement, the Company is a newly-incorporated holding company owned by Israel Corporation Ltd. (“IC”), an Israeli entity whose shares are not listed in the U.S. but are listed on the Tel Aviv Stock Exchange (the “TASE”). Following IC’s contribution to the Company of certain entities that are currently subsidiaries or associated companies of IC, the Company’s shares will be distributed by IC to IC’s shareholders on a pro rata basis (the “Spin-Off”). In connection with the Spin-Off, the Company expects to list its ordinary shares on the New York Stock Exchange and the TASE.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE

STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

Securities and Exchange Commission

November 28, 2014

On behalf of the Company, we hereby respectfully request that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that, in the case of a company’s initial public offering,1 the registration statement on Form 20-F must contain audited financial statements of a date not older than 12 months from the date of the offering, unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Registration Statement contains the following financial information of the Company, in each case prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board:

•	audited combined carve-out statements of income, other comprehensive income, changes in parent company investment, and cash flows for the years ended December 31, 2013 and 2012, and audited combined carve-out statements of financial position as of December 31, 2013, December 31, 2012 and January 1, 2012[2]; and

•	unaudited condensed interim carve-out statements of income, other comprehensive income, changes in parent company investment, and cash flows for the six months ended June 30, 2014 and 2013 and unaudited interim carve-out statements of financial position as of June 30, 2014 and December 31, 2013.

At the time of each submission or filing, as applicable, of the Registration Statement with the Commission, the Registration Statement satisfied the requirements of Item 8.A.4 of Form 20-F, in that the last year of audited financial statements (the year ended December 31, 2013) was not older than 12 months.

The timing of the Company’s acceleration request will depend, in part, upon the receipt of certain approvals in connection with the Spin-off, including the receipt of shareholder approval at a meeting of IC’s shareholders scheduled to be held on December 31, 2014. Accordingly, it is possible that the Company will request the acceleration of the Registration Statement in early 2015. The Company will not prepare audited financial statements for the year ended December 31, 2014 until the end of March 2015, and as a result, any request to accelerate the Registration Statement in early 2015 would be made on the basis of the Registration Statement containing (and any additional filings of the Registration Statement prior to effectiveness would contain) audited financial information for the years ended December 31, 2013 and 2012 and unaudited financial information for the six months ended June 30, 2014 and 2013.

[1]	While the Company is not presently contemplating any “offer” or “sale” of its ordinary shares, it understands that the Commission may treat a distribution of its ordinary shares to the shareholders of IC in connection with the Spin-Off as equivalent to an “initial public offering” for the purposes of applying Item 8.A.4 of Form 20-F.
[2]

The Company is presenting only two years of audited income statements, statements of changes in shareholders’ equity, and cash flow statements in the Registration Statement in reliance upon the first-time adopter of IFRS accommodation provided in Instruction G. of Form 20-F.

Securities and Exchange Commission

November 28, 2014

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance from the Staff (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section II1.B.c, in which the Staff notes:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship.”

The Staff elaborated, explaining that:

“The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this request, the Company represents to the Commission that:

1.	The Company is not currently a public reporting company in any jurisdiction.

2.	The Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, consolidated financial statements audited under any generally accepted auditing standards for any interim period.

3.	Compliance with Item 8.A.4 of Form 20-F is impracticable and involves undue hardship for the Company.

4.	The Company does not anticipate that its audited financial statements for the year ended December 31, 2014 will be available until the end of March 2015.

Securities and Exchange Commission

November 28, 2014

5.	In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the distribution of its ordinary shares.

The Company will file this letter as an exhibit to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

If you have any questions regarding the above, please contact the undersigned by phone at +44 20 7519 7183 or via e-mail at james.mcdonald@skadden.com.

Very truly yours,

James A. McDonald

cc:	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

John Dana Brown

Kenon Holdings Ltd.

Yoav Doppelt

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Scott Simpson, Esq.